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Giant Leap Coffee
Houston, Texas

$0 raised

$200,000 min target ❓

Term Note
Interest Rate : 18%
Maturity: 48 months

Coming Soon

Highlights
Investment Terms
Use of Proceeds
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Gallery
Documents
Total Payment Calculator
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Highlights

Relocation and expansion of Houston-based "third-wave" coffee shop

- Moving from Headquarters to a larger space at The Plant in Houston's East End
- Opening new outpost in upscale Uptown Park development

Locally-roasted coffee, expertly-curated tea, local draft kombucha and beer, fresh-daily baked goods and food items

- Coffee sourced exclusively from Amaya Roasting Company
- To supply both locations, food will be prepared in-house by Tlahuac

Built by rootlab, a design and fabrication workshop owned by three members of the Giant Leap team

- Cost-savings achieved with construction and buildout provided by rootlab
- A nod to Houston, the design and décor are inspired by all things space-related

Investment Terms

Issuer	Type of Offering ❓	Offered By
Giant Leap Coffee, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ❓	$200,000
Offering Max ❓	$250,000
Min Individual Investment ❓	$100
Type of Securities	Term Note
Annualized Interest Rate ❓	18%
Maturity ❓	48 months
Payments	Monthly
Security Interest ❓	Blanket lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

If the maximum fundraising goal is met, capital from the NextSeed campaign will be utilized for start-up costs, equipment, training employees, rent, inventory, legal and CPA fees, and build-out costs. If the minimum is raised, the planned use of proceeds will be the same, but adjusted as needed.

Total Project Cost: $350,000
Minimum NextSeed funds: $200,000
Maximum NextSeed funds: $250,000
Remaining funds: $100,000 in TI from The Plant.
The remainder, if needed, will come from additional owner investment.

Annualized Interest Rate ❓	18%
Maturity ❓	48 months
Payments	Monthly
Security Interest ❓	Blanket lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

If the maximum fundraising goal is met, capital from the NextSeed campaign will be utilized for start-up costs, equipment, training employees, rent, inventory, legal and CPA fees, and build-out costs. If the minimum is raised, the planned use of proceeds will be the same, but adjusted as needed.

Total Project Cost: $350,000
Minimum NextSeed funds: $200,000
Maximum NextSeed funds: $250,000
Remaining funds: $100,000 in TI from The Plant.
The remainder, if needed, will come from additional owner investment.

Giant Leap Coffee is a space-themed "third-wave" coffee shop in Houston, TX serving up stellar locally-roasted coffee, expertly-curated tea, local draft kombucha and beer, fresh-daily baked goods and food items. Currently located in Houston's East End, Giant Leap is opening a brand new location in the Uptown Park development near the Galleria, and moving their existing location to The Plant, a new mixed-use development in the heart of the vibrant East End.

The new locations, like the original, will be fully designed and built by rootlab, a custom design a fabrication workshop started by three members of the Giant Leap team. The spaces will feature a cozy retro-future aesthetic and a high-end-yet-hand-made feel. Custom design elements will exist in every aspect of the business, from the custom-fired ceramic espresso cups to the handmade walnut board that the cups sit in.

Proudly serving coffee from Houston's own Amaya Roasting, Giant Leap's mission is to create a "space" where great coffee, inspired design, warm service and goofy space puns meet.

 "At Giant Leap, we understand that an awesome cup of coffee is **one small step toward a better morning,** a more productive meeting and a more relatable universe."

-Logan Beck, Giant Leap Coffee

Business Model

The majority of revenue for Giant Leap is generated from sales of non-alcoholic beverages, and is supplemented by alcohol and food sales, two revenue streams that are being scaled up with this expansion. The new location at The Plant will be a larger, higher visibility space with more parking and a back of house prep kitchen that will significantly reduce costs and increase profits on food. Uptown Park, located in a higher traffic and higher income area, will serve additional sweets and treats in order to attract more people as they shop in the surrounding retail shops. The kitchen at The Plant will provide fresh daily pastries and sweets to Uptown Park.

|THE LOCATIONS

Uptown Park



Rendering of Uptown Park location

Giant Leap's second location will be located at the Uptown Park shopping center just outside of the loop near the Galleria, an affluent yet underserved area. The coffee shop will be a brand new 650 square-foot stand-alone structure designed and built by rootlab. The design, build, electrical and plumbing and whiteboxing of the structure is fully funded by EDENS, the owner of the shopping center.

Located on a high-traffic promenade connecting two of the primary shopping structures at Uptown Park, the space will heavily reference the original Giant Leap location— a fun, retro-futuristic design drawing heavily from the history of space exploration. The customer can order and quickly receive their coffee, this location will feature 400 square feet of outdoor patio space along the promenade.



Rendering of Uptown Park location

Construction is well-underway at Uptown Park, with a completed foundation, steel structure, framing, sheathing and roof. The building will be "dried in" before the end of the year, allowing for the final interior buildout to begin.



Construction progress at Uptown Park location

The Plant



Rendering of The Plant location

The current flagship location in the East End will be relocated to The Plant, a 20,000 square foot warehouse on the corner of Harrisburg and Sampson. The Plant is currently in development and will house several large business offices as well as several other retail, creative and artisan spaces. Giant Leap will remain open at its current East End location until the space at The Plant is move-in ready.

The space will be redeveloped from raw warehouse into a cafe space with a kitchen and large open air patio. The expanded footprint at The Plant will allow the business to flourish beyond its current 650 sq ft space into a 3200 sq ft space and deliver on customer requests for more indoor and outdoor space, more parking, more visibility and a larger food menu.



Rendering of The Plant location

Having already established a local customer base in the neighborhood, Giant Leap is ready to solidify its position as the neighborhood's go-to coffee shop providing a premium, consistent product and friendly staff.

THE MENU



Giant Leap Coffee sources its food and beverage products from producers and roasters that share an unfailing dedication to quality and service. It is this commitment to sustainable business practices, local growers, and personal service that makes these vendors the best choices for Giant Leap.

- Premium locally-roasted coffee from **Amaya Roasting**
- Special blend for our cold brew "Star Cruiser" from **Cruiser Coffee**
- Kombucha from Houston's own **Kickin' Kombucha**
- **Rambler Sparkling Water** from Austin, TX
- Milk products from **Mill King**, a low-pasteurization premium milk company based in Waco, TX
- Fresh pan dulce and interior Mexican chef-prepared food from Houston's **Tlahuac**
- House-made salads, sandwiches, parfaits, cookies and ice cream

  

  

THE ATMOSPHERE

The design and atmosphere of the two new Giant Leap Coffee locations will expand on the theme of original location— a fun, retro-futuristic design that heavily draws from the history of space exploration and sci-fi culture. Much of the existing buildout and furnishings will be utilized in the new locations, including the ceiling, banquette, cabinetry, furniture and equipment.

 

 

Photos from Giant Leap Coffee at Headquarters

At Uptown Park, the space will be designed to maximize a small footprint and create an efficient service environment that flows customers in and out while emphasizing the outdoor patio and promenade access. The larger space at The Plant will be primarily focused on customers who want to stay for a while and study, meet up with friends, have meetings or relax in their new living-room-away-from-home. Two roll up doors will be converted into glass and steel store fronts, while one of the large industrial bays will be made into an open-air atrium with a large open-air skylight.

THE COSMIC ADVENTURES OF BUZZ & BEAN

In keeping with the spirit of Giant Leap's lighthearted love of all things space-related, the team is producing a comic strip featuring 'The Cosmic Adventures of Buzz & Bean'. Following an adventuresome duo searching the galaxy for supreme caffeinations, the strip captures all of the quirky charm on display at Giant Leap's two outposts. This buzz-worthy strip will serve as a fun way to reach new fans and build the brand as Giant Leap's footprint increases across Houston.

 

 





Location Analysis



Uptown Park
1121 Uptown Park Blvd
Houston, TX 77056
The Plant
3401 Harrisburg Blvd
Houston, TX 77003
Houston
CENTRAL NORTHWEST
INDEPENDENCE HEIGHTS
TRINITY / HOUSTON GARDENS
NORTHSIDE VILLAGE
KASHMERE GARDENS
GREATER HEIGHTS
Downtown
Aquarium-Houston
DENVER HARBOR/ PORT HOUSTON
SECOND WARD
RIVER OAKS
The Menil Collection
UPTOWN
EAST DOWNTOWN
MIDTOWN
GREENWAY/ UPPER KIRBY
West University Place
Houston Zoo
GULFTON
Southside Place
Bellaire
TEXAS MEDICAL CENTER
PINE VALLEY
BRAESWOOD

History



January 2018
Opened first location in Houston's East End

Spring 2020
Planned opening of Uptown Park location

Summer 2020
Planned opening of The Plant location

Meet the Team

Logan Beck
PRESIDENT

Before co-founding Giant Leap Coffee, Logan co-founded Root Lab LLC, a design and fabrication workshop that creates beautiful and functional custom architectural elements and furniture for inspired commercial and residential spaces. Logan has a B.A. in Visual Arts from Rice University.

Lauren Ferrante
VICE PRESIDENT

In addition to her experience co-founding Giant Leap Coffee, Lauren is an operations manager at Parkside Capital, a real estate investment firm. Lauren has a B.A . in Liberal Arts from Southwestern University.

Eric Hester
VICE PRESIDENT

A managing partner of Root Lab LLC, Eric is a craftsman with a strong background in both physical and digital creation. Before joining Root Lab LLC, Eric was a Project Manager for Mainland Construction LLC. Eric has a B.A. in Visual Arts from Rice University.

Troy Stanley
VICE PRESIDENT

Troy is the COO and co-founder of Root Lab LLC, and specializes in project management, project development, modeling, fabrication, and strategic planning. Troy has a B.A. in Fine Arts and Sculpture from the University of Houston.

Bonus Rewards

EARLY BIRD REWARD 30 REMAINING

First 30 investors who invest $2,500 or more will receive:

- Limited Edition "Cosmic Adventures of Buzz & Bean" Shirt and Comic Book

INVEST

$1,000+

- Your name on the Investor Wall at The Plant

INVEST

$5,000+

- Your name on the Investor Wall at The Plant
- Private tea or coffee tasting class with GM Scott

INVEST

$10,000+

- Your name on the Investor Wall at The Plant
- Private tea or coffee tasting class with GM Scott
- Investor Black Card: 25% off Extended Investor Happy Hour Every day from 2p-6p, 25% discount on merch for first 2 years open
- Pizza/ Beer investor party (House made pizza by Tlahuac). Join the team for an after hours Pizza & Beer party at the Plant.

INVEST

$15,000+

- Your name on the Investor Wall at The Plant
- Private tea or coffee tasting class with GM Scott
- Investor Black Card: 25% off Extended Investor Happy Hour Every day from 2p-6p, 25% discount on merch for first 2 years open
- Pizza/ Beer investor party (House made pizza by Tlahuac). Join the team for an after hours Pizza & Beer party at the Plant.
- Private Pastry-making session with Stephanie from Tlahuac
- 1 free espresso drink or draft beer per day for first 2 years

INVEST

$20,000+

- Your name on the Investor Wall at The Plant
- Private tea or coffee tasting class with GM Scott
- Investor Black Card: 25% off Extended Investor Happy Hour Every day from 2p-6p, 25% discount on merch for first 2 years open
- Pizza/ Beer investor party (House made pizza by Tlahuac). Join the team for an after hours Pizza & Beer party at the Plant.
- Private Pastry-making session with Stephanie from Tlahuac
- 1 free espresso drink or draft beer per day for first 2 years
- Private dinner event at the Plant for you and 10 of your friends (drinks not included)

Private Tasting Options ($5,000+ investment)

Pick One: Coffee: You and +1 get to join other investors to learn how to pull a shot and make it taste good, learn the basics of latte art. Focus on taste, texture, the ins and outs of why a good cortado tastes the way it does: temperature. milk fat, milk sourcing. Discuss coffee sourcing, sustainability and supply chain. Tea: You and +1 get to join other investors to learn the basics of tea: Tasting of different types of tea and how the different processes involved in producing tea influences taste. Little bit of history, little bit of geography, little bit of science."

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

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Disclosure Statement	Note Purchase Agreement
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Interest Rate*	Term	Principal	Total Payment*
18%	**48 months**	**$100.00**	**$141.00**



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The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


